MALIZIA SPIDI & FISCH, PC
                                ATTORNEYS AT LAW

901 NEW YORK AVENUE, N.W.                            1900 SOUTH ATHERTON STREET
SUITE 210 EAST                                       SUITE 101
WASHINGTON, D.C.  20001                              STATE COLLEGE, PA  16801
(202) 434-4660                                       (814) 272-3502
FACSIMILE: (202) 434-4661                            FACSIMILE: (814) 272-3514

TIFFANY A. HASSELMAN                                 WRITER'S DIRECT DIAL NUMBER
HASSELMAN@MALIZIALAW.COM                             (202) 434-8389


Via Edgar
---------

February 8, 2008

Michael Clampitt, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      William Penn Bancorp, Inc.
         File No. 333-148219

Dear Mr. Clampitt:

     On behalf of William Penn Bancorp, Inc. (the "Company"), we are responding to your comments on the Company's registration statement.

Risk Factors
------------
There is a potential for loss on a sizable land loan in our portfolio.
----------------------------------------------------------------------

     1. Revise the narrative to update the disclosure and add the outstanding balance as of the latest practicable date.

     We have revised this risk factor as requested.

                                                     Sincerely,

                                                     /s/Tiffany A. Hasselman

                                                     Tiffany A. Hasselman



cc:      Mr. Charles Corcoran, President